SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

37951D102

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

One International Place

Suite 2401

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,458,465*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,458,465*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,458,465*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 28,981,072 shares of Common Stock and 477,393 shares of Common Stock underlying the Warrants (the “PAR Warrant Shares”) (determined in accordance with Rule 13d-3 of the Act).

**	The percentage of shares beneficially owned as set forth in row 13 above is based on 85,309,744 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) outstanding as of November 4, 2016, as calculated based on information reported in the based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2016 (the “Form 10-Q”).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,458,465*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,458,465*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,458,465*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 28,981,072 shares of Common Stock and the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act).
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 85,309,744 shares of Common Stock outstanding as of November 4, 2016, as calculated based on information reported in the Form 10-Q.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,458,465*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,458,465*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,458,465*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes 28,981,072 shares of Common Stock and the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act).
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 85,309,744 shares of Common Stock outstanding as of November 4, 2016, as calculated based on information reported in the Form 10-Q.

Introduction

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Statement on Schedule 13D filed on February 8, 2013 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 24, 2013 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on December 24, 2013 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed on May 22, 2014 (“Amendment No. 3”, and, together with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the “Reporting Persons”), and relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

On November 8, 2016, PAR Investment Partners entered into a letter agreement (the “Stage 2 Letter Agreement”) with the Issuer, Shareco Group of America, Inc. (“Shareco America”), HNA Group Co., Ltd. (“HNA Group”) and Beijing Shareco Technologies Co., Ltd. (“Shareco China”) pursuant to which such parties agreed to endeavor in good faith during a specified negotiating period to prepare and negotiate definitive agreements generally consistent with a term sheet attached to the Stage 2 Letter Agreement (the “Stage 2 Term Sheet”). The negotiating period commenced on November 8, 2016 and continues until the earliest of (x) two months following the closing of the Shareco Initial Investment, (y) the termination of the Shareco Investment Agreement prior to such closing and (z) July 8, 2017 (the “Negotiating Period”). On November 8, 2016, the Issuer entered into an Investment Agreement (the “Shareco Investment Agreement”) with Shareco America and, for limited purposes set forth therein, HNA Group, Shareco China and, upon entering into a joinder to the Shareco Investment Agreement, Bluefocus (Beijing) Investment Management Co., Ltd. Pursuant to the Shareco Investment Agreement, and subject to the terms and conditions set forth therein, Shareco America will purchase from the Issuer shares of the Common Stock for $11.00 per share that will result in Shareco America owning 9.9% of the issued and outstanding Common Stock (the “Shareco Initial Investment”).

The parties expect that the transactions contemplated by the Stage 2 Term Sheet (the “Stage 2 Transactions”) will consist of the following:

•	Shareco America will purchase from the Issuer up to $150 million of the Common Stock for $11.00 per share (the “Shareco Subsequent Investment”);

•	Shareco America will purchase additional shares of the Common Stock for $11.00 per share from the Issuer’s stockholders pursuant to a public tender offer (the “Tender Offer”) such that, after completion of the Tender Offer, Shareco America and its affiliates will own up to 34.9% of the outstanding shares of Common Stock;

•	PAR Investment Partners will (i) subject to the limitations in the Stage 2 Term Sheet, tender in the Tender Offer its pro rata portion of the maximum number of shares subject to the Tender Offer and, if the Tender Offer is not fully subscribed, tender additional shares such that the maximum number of shares subject to the Tender Offer are tendered, and (ii) vote in favor of the issuance of the Shareco Subsequent Investment and Shareco America’s purchase of Common Stock in the Tender Offer; and

•	Shareco China and the Issuer will enter into a joint venture to provide inflight entertainment and connectivity (“IFEC”) in China (the “China JV”) and exclusively service aircraft operated by HNA Group airlines.

If consummated, the Issuer will contribute the proceeds of the Shareco Subsequent Investment to the China JV in connection with the China JV’s formation for an ownership stake of up to 49% of the China JV. Shareco China expects to contribute substantially all of its assets and liabilities to the China JV, including exclusive contractual rights to provide IFEC services to HNA Group airlines.

The completion of the Stage 2 Transactions is subject to the satisfaction of various conditions, which are expected to include applicable antitrust approvals, approvals from the Committee on Foreign Investment in the United States and the Defense Security Service of the U.S. Department of Defense, and approvals by the Issuer’s stockholders and Shareco China’s shareholders.

Until the earlier of (a) February 8, 2017 and (b) the termination of the Shareco Investment Agreement prior to the closing of the transactions contemplated therein, subject to exceptions, each of the Issuer, Shareco America (and its affiliates) and PAR Investment Partners agreed not to solicit any offer or proposal for a change in control of such party (or, in the case of PAR Investment Partners, a change in control of the Issuer), or for any other transaction that would conflict with or prevent the consummation of the Shareco Initial Investment or the Stage 2 Transactions or any combination of them.

Under the Stage 2 Letter Agreement, PAR Investment Partners also agreed not to transfer any shares of the Common Stock or any other Issuer voting securities during the Negotiating Period if such transfer would result in PAR Investment Partners owning less than the maximum number of shares of the Common Stock that PAR Investment Partners could be required to sell in the Tender Offer (as described above). PAR Investment Partners and the Issuer also agreed to amend in certain respects the Amended and Restated Registration Rights Agreement among the Issuer, PAR Investment Partners and certain other stockholders of the Issuer.

The foregoing description of the Stage 2 Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the agreement, which is included as Exhibit 1.1 to this Amendment No. 4 and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of November 14, 2016, PAR Investment Partners may be deemed to beneficially own 29,458,465 shares of Common Stock (which includes all Common Stock held by PAR Investment Partners and the PAR Warrant Shares), representing approximately 34.3% (determined in accordance with Rule 13d-3 of the Act) of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016, as calculated based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2016 (the “Form 10-Q”). As of November 14, 2016, PAR Investment Partners has sole voting power with respect to 28,981,072 shares of Common Stock, representing approximately 34.0% of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016, and may be deemed to have sole dispositive power with respect to 29,458,465 shares of Common Stock, representing approximately 34.3% of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016.

As of November 14, 2016, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 29,458,465 shares of Common Stock (which includes all Common Stock held by PAR Investment Partners and the PAR Warrant Shares), representing approximately 34.3% (determined in accordance with Rule 13d-3 of the Act) of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016, as calculated based on information reported in the Form 10-Q. As of November 14, 2016, PAR Investment Partners has sole voting power with respect to 28,981,072 shares of Common Stock, representing approximately 34.0% of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016, and may be deemed to have sole dispositive power with respect to 29,458,465 shares of Common Stock, representing approximately 34.3% of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016.

As of November 14, 2016, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 29,458,465 shares of Common Stock (which includes all Common Stock held by PAR Investment Partners and the PAR Warrant Shares), representing approximately 34.3% (determined in accordance with Rule 13d-3 of the Act) of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016, as calculated based on information reported in the Form 10-Q. As of November 14, 2016, PAR Investment Partners has sole voting power with respect to 28,981,072 shares of Common Stock, representing approximately 34.0% of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016, and may be deemed to have sole dispositive power with respect to 29,458,465 shares of Common Stock, representing approximately 34.3% of the 85,309,744 shares of Common Stock outstanding as of November 4, 2016.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.1	Stage 2 Letter Agreement, dated as of November 8, 2016, by and among the Issuer, Shareco Group of America, Inc., HNA Group Co., Ltd., Beijing Shareco Technologies Co., Ltd. and PAR Investment Partners, L.P.*

*	Incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2016.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 14, 2016

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith